NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on December 12, 2023, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on November 30, 2023, the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. Pursuant to the Business Reorganization which became effective on November 30, 2023, each American Depositary Shares (Each representing 1/2 of an Ordinary Share) of Fresenius Medical Care AG & Co. KGaA was automatically converted into American Depositary Shares (Each representing 1/2 of an Ordinary Share) of Fresenius Medical Care AG. This form is only for the removal from listing on the Exchange of the American Depositary Shares (Each representing 1/2 of an Ordinary Share) of Fresenius Medical Care AG & Co. KGaA , and not a termination of the registration of the American Depositary Shares (Each representing 1/2 of an Ordinary Share) of Fresenius Medical Care AG under Section 12(b) of the Exchange Act. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on December 01, 2023.